

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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09055538

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 18463

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/08___ AND ENDING___12/31/08___
                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT INDENTIFICATION

NAME OF BROKER-DEALER: **CHEEVERS, HAND & ANGELINE, INC.**
(11 006578)

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 WASHINGTON AVENUE
(No. and Street)

ENDICOTT	**NEW YORK**	**13760**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARY SERBONICH   **(607) 754-7550**
                                         (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EVANS AND BENNETT, LLP
(Name - if individual, state last , first, middle name)

135 DEWITT STREET	**SYRACUSE**	**NEW YORK 13203**
(Address)	(City)	(State) (Zip Code)

PROCESSED

MAR 04 2009

THOMSON REUTERS

SEC Mail Processing Section

FEB 23 2009

Washington, DC
111

CHECK ONE:

☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United State or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, **John E. Cheevers**, swear (or affirm) that to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Cheevers, Hand & Angeline, Inc.**, as of **December 31, 2008**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

_____

_____

_____
Signature

President
Title

MARY A. SERBONICH
Notary Public, State of New York
Reg. No. 01SE4895660
Qualified in Broome County
Commission Expires June 1, 20_11_

This report ** contains (check all applicable boxes):

X	(a)	Facing page.
X	(b)	Statement of Financial Condition.
X	(c)	Statement of Income.
X	(d)	Statement of Cash Flows.
X	(e)	Statement of Changes in Stockholders' Equity.
X	(f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
X	(g)	Computation of Net Capital.
X	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. (Exemption)
	(i)	Information Relating to the Possession or control Requirements Under Rule 15c3-3.
X	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1.
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition.
X	(l)	An Oath or Affirmation.
	(m)	A copy of the SPIC Supplemental Report.
X	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
X	(o)	Independent auditors' report on internal accounting control.
X	(p)	Schedule of proposed capital withdrawals.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CHEEVERS, HAND & ANGELINE, INC.

ENDICOTT, NEW YORK

AUDITED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

CONTENTS

Evans and Bennett, LLP
CERTIFIED PUBLIC ACCOUNTANTS
135 DEWITT STREET
SYRACUSE, N.Y. 13203
(315) 474-3986
FAX # (315) 474-0716

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
Cheevers, Hand & Angeline, Inc.
Endicott, New York

We have audited the accompanying statement of financial condition of Cheevers, Hand & Angeline, Inc. as of December 31, 2008. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Cheevers, Hand & Angeline, Inc. as of December 31, 2008 in conformity with U.S. generally accepted accounting principles.

Evans and Bennett LLP
Certified Public Accountants

Syracuse, New York
January 9, 2009

CHEEVERS, HAND & ANGELINE, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

ASSETS

Cash	$ 442,112
Cash - segregated under regulations	-
Accounts receivable	29,427
Securities	-
Prepaid expenses	9,000
Property and equipment - net	7,384
Intangible assets - net	34,418
Cash value - life insurance	23,437
	$ 545,778

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accounts payable	$ 61,071
Accrued expenses	12,529
Total liabilities	73,600
Stockholders' equity:	
Common stock - no par - 20,000 shares authorized,	
100 shares issued, 75 shares outstanding	39,698
Paid-in capital	281,013
Retained earnings	299,652
Totals	620,363
Treasury stock - 25 shares at cost	(148,185)
Total stockholders' equity	472,178
	$ 545,778

A copy of the most recent annual report Form X-17a-5 is available for examination and copying at the principal office of the firm in Endicott, New York, as well as at the offices of the Securities and Exchange Commission in New York, N.Y.

The accompanying notes are an integral part of these financial statements

Note 1. Summary of Significant Accounting Policies

Nature of Operations

Cheevers, Hand & Angeline, Inc. (the Company) is a regional securities broker/dealer registered with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers (NASD). The Company is engaged principally in the trading and brokerage of investment company shares (mutual funds), equity securities, bonds and other investment products.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

The Company has established a special reserve account for the exclusive benefit of customers under Rule 15c-3-3 of the Securities and Exchange Commission. The balance at December 31, 2008 was $ 0.

Securities Transactions

Customers' securities transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade date basis. Securities transactions of the Company are recorded on a trade date basis.

Securities

The inventory of securities in the Company's trading and investment accounts are recorded at market value, fair value or bid price, whichever is most clearly determinable, for both financial reporting and income tax purposes.

Note 1. Summary of Significant Accounting Policies (continued)

Property, Equipment and Depreciation

Property and equipment are recorded at cost. Renewals and betterments of property are accounted for as additions to asset accounts. Repairs and maintenance charges are expensed as incurred. Depreciation is computed using straight-line and accelerated methods for financial reporting and income tax purposes. Estimated useful lives vary from 5 to 7 years for equipment and 7 to 10 years for leasehold improvements.

Intangible Assets

The Company has chosen not to adopted SFAS 142, Goodwill and Other Intangible Assets, in reporting its acquired intangible assets. The Company's financial statements include only amortizable intangible assets. The useful life of these intangibles has been determined based on contractual obligations and management estimates.

Intangible assets are stated at cost less an allowance for cumulative amortization. Amortization is computed on the straight-line method. Estimated useful lives are as follows:

Customer lists and other intangibles	15 years

Income Taxes

The Company has elected to be treated as a Subchapter "S" Corporation under the Internal Revenue Code and the New York State Corporation Tax Law. Under these elections, the income, generally, is taxed directly to the stockholders. Several states in which the Company conducts business impose tax on corporations, which resulted in a corporate level tax of $1,081 for the year ended December 31, 2008.

Compensated Absences

The Company has not accrued for compensated absences. The Company recognizes the compensation expense when it is paid to the employees.

Note 2. Accounts Receivable and Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities whose counterparties include a fully disclosed carrying broker and other financial institutions. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. The Company has not experienced any credit risk related loss and there has been no bad debt related expense from these transactions during the reporting period.

Note 3. Property and Equipment - Net

A schedule of property and equipment as of December 31, 2008 is as follows:

Equipment	$ 131,716
Leasehold improvements	189,699
Totals	321,415
Accumulated depreciation	(314,031)
Property and equipment - net	$ 7,384

Depreciation expense was $7,239 for the year ended December 31, 2008.

Note 4. Intangible Assets - Net

Intangible assets-net are comprised of the following at December 31, 2008:

Customer lists and other intangibles	$ 92,500
Accumulated amortization	(58,082)
Net	$ 34,418

Amortization expense was $6,168 for the year ended December 31, 2008.

Estimated amortization expense is as follows:

2009	$ 6,168
2010	6,168
2011	6,168
2012	6,168
2013	6,168

Note 5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's "Net Capital Rule" which requires that the ratio of aggregate indebtedness to net capital, as both are defined, shall not exceed fifteen to one. Net capital and the related net capital ratio fluctuate on a daily basis; however, as of December 31, 2008 the percentage of aggregate indebtedness $73,600 to net capital $397,939 both as defined, was approximately 18% [.18 to 1] and net capital exceeded the minimum capital requirement of $50,000 by $347,939.

Note 6. Commitments and Contingencies

The Company leases office space at 101 Washington Avenue, Endicott, New York at an annual rental of $12,000 on an annual renewable basis. Rent expense was $12,000 for the year ended December 31, 2008. The Company is currently negotiating a lease of commercial office space. No agreement has been finalized as of the date of the financial statements.

Note 7. Off-Balance-Sheet Credit Risk

In the normal course of business, the Company's customer transactions are cleared on a fully disclosed basis with a correspondent clearing broker/dealer. As such, the Company does not handle either customer cash or securities. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customers' obligations. Settlement of these transactions is not expected to have a significant effect upon the Company's financial position.

The Company does not engage in proprietary trading of volatile securities such as short options and futures. The Company does not have any significant positions in its inventory in a volatile market.

Note 8. Retirement Plan

The Company sponsors a qualified salary deferred/SEP plan covering all eligible employees. The Company's contribution to the SEP plan was $25,000 for the year ended December 31, 2008.

Note 9. Related Party

The Company leases its main office in Endicott, New York from a trust administered by one of its minority stockholders. The lease is annually renewable and calls for annual rent of $12,000.

Note 10. Equipment Lease

The Company leases certain information/communications equipment on a month to month basis at a fluctuating rental of between $1,300 and $1,500. Lease expense was $16,434 for the year ended December 31, 2008.

The minimum lease commitments at December 31, 2008 are as follows:

	Real Estate	Equipment
2009	$ 12,000	$ -
Total	$ 12,000	$ -

Note 11. Other Matter

The Company entered an Office of Supervisory Jurisdiction (OSJ) agreement with Excel Securities & Associates, Inc. (Excel) of Rochester, NY whereby as of January 1, 2009 Excel will handle all clearing, operational and back office support along with general compliance and regulatory reporting for the Company. In addition, Excel will handle all Investment Advisor Representative (IAR) activities for the Company. The Company will maintain its Broker-Dealer license on an inactive basis during the term of the agreement.

END